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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             1-11181
                            Washington, D.C. 20549                   -------
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K  [X]Form 10-Q [ ]Form N-SAR

                 For Period Ended:     June 30, 1998
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                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.
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Full Name of Registrant


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Former Name if Applicable

9162 Eton Avenue
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Address of Principal Executive Office (STREET AND NUMBER)

Chatsworth, CA 91311
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). This statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments and is effective for fiscal years beginning after December 31, 1997. After the initial year of adoption, FAS 131 also requires disclosure of certain segment information for interim periods. Rather than waiting until the first quarter of next year as permitted by FAS 131, the registrant has voluntarily elected to begin reporting FAS 131 segment information for interim periods in its Form 10-Q for the second quarter of this year. As a result, the registrant is unable to file its second quarter Form 10-Q within the prescribed time period because of the additional work required to conform certain financial information to the new presentation and make corresponding changes to the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Martin S. McDermut            818                709-1244
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         SEE ATTACHMENT
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                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   August 17, 1998              By   /s/ MARTIN S. McDERMUT
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                                Martin S. McDermut, Vice President Finance and
                                Administration and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).
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                           ATTACHMENT TO FORM 12b-25

Date: August 17, 1998                               Commission File No.: 1-9767

PART IV -- Other Information

     As previously reported in a press release dated August 11, 1998, the registrant incurred a net loss of $211,000 or $.03 per diluted share for the quarter ended June 30, 1998, as compared to net income of $17,000 or $.00 per diluted share in the same quarter of the prior year.

     For the quarter ended June 20, 1998, net revenues increased to $6.7 million, an increase of $103,000 from the same period last year. Increased sales of urinalysis products by the registrant's Chatsworth division were partially offset by decreased sales of genetic analyzers at its Perceptive Scientific Instruments ("PSI") division and small instruments and supplies at its StatSpin division, resulting in relatively flat revenues. Decreased PSI sales were due to the non-recurrence of a record $1.25 million multi-system sale of genetic analyzers during the second and third quarters of last year. Decreased StatSpin sales were due largely to reduced purchases by one of its large distributors, as well as lower licensing revenues than obtained last year.

     The registrant incurred a net loss of $207,000 or $.03 per diluted share for the six months ended June 30, 1998, as compared to a net loss of $185,000 or $0.11 per diluted share in the same period in 1997. The registrant attributes the net loss for the three and six months of 1998 to lower gross margins for its in vitro diagnostic or IVD imaging systems resulting from increased competition and a larger than usual proportion of international sales of its urinalysis workstations through distributors. The 1997 six month loss per share is attributed to a one-time imputed dividend on its preferred stock in the first quarter of 1997.